FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

HSBC HOLDINGS PLC

6 November 2025

Voting Rights and Capital

On 6 November 2025, 26,782,800 ordinary shares of US$0.50 each in HSBC Holdings plc (the "Company") were cancelled. These ordinary shares were awaiting cancellation having previously been repurchased on the Hong Kong Stock Exchange under the Company's buy-back announced on 31 July 2025.

Following cancellation of those shares, the Company has 17,175,239,862 ordinary shares in issue. No shares are held in treasury.

Therefore, the total number of voting rights in HSBC Holdings plc is 17,175,239,862. This figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, HSBC Holdings plc under the Financial Conduct Authority's Disclosure Guidance and Transparency Rules and/or under Part XV of the Hong Kong Securities and Futures Ordinance. Any such notification should be sent to investorrelations@hsbc.com and shareholderquestions@hsbc.com.

Lee Davis

Corporate Governance & Secretariat
shareholderquestions@hsbc.com
+44 (0)20 7991 8888

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 06 November 2025